(Jewelcor Management, Inc. Letterhead)




VIA FEDERAL EXPRESS

February 10, 2003

Albert H Eckert, II
President and Chief Executive Officer
Bell Federal Savings & Loan
532 Lincoln Avenue
Bellevue, PA  15202

Dear Mr. Eckert:

	Although I appreciate that you were kind enough to meet with me a few months ago, the meeting was not productive. You basically listened to what I had to say, and you said little.

	The company basically has no investor relations program, and consequently, the financial community does not know what the future plans are for the bank.

	I would like to have an opportunity to speak with the Board of Directors at the next meeting to share some of my concerns for the future. Would you please make those arrangements?

	I look forward to your prompt response.

							Sincerely,


							Seymour Holtzman
cc:	Board of Directors
	  Theodore R. Dixon
	  Peter E. Reinert
	  Robert C. Baierl
	  Jeffrey M. Hinds
	  Thomas J. Jackson, Jr.
	  William S. McMinn
	  Jack W. Schweiger